

May 21, 2013

Via Email
Christopher T. Cox, Esq.
Cadwalader, Wickersham & Taft LLP
One World Financial Center
New York, NY 10281

> **Re:** **Elan Corporation plc**
> **Schedule 14D-9 filed May 15, 2013, as amended May 21, 2013**
> **File No. 005-43481**

Dear Mr. Cox:

We have limited our review of the above filing to those issues we have addressed in our comment.

Please respond to this letter by amending the filing or providing the requested information. Where you do not believe our comment applies to the Company's facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to the filing and the information you provide in response to this comment, we may have additional comments. All defined terms used in this letter have the same meaning as in the Response to Royalty Pharma's offer by the board of directors of Elan, dated May 15, 2013, filed as Exhibit (a)(1) to the Schedule 14D-9, unless otherwise indicated.

General

1.   Based on sections 3.3(a)(i), 6.8, 6.10, 7.2(d) and 7.3(a) of Elan's Royalty Participation Agreement with Theravance, and given Royalty Pharma's Rule 2.5 announcement issued on May 20, 2013 that its revised offer is conditioned on Elan shareholders voting against the Theravance transaction and all transactions announced in Elan's press release filed on May 20, 2013 as Exhibit 99.5 to Elan's Form 6-K, please amend the Schedule 14D-9 to disclose, if true, that:

      • the Theravance Agreement requires Elan's board of directors to recommend the Theravance transaction and not to change or withdraw such recommendation without Theravance's prior written consent, irrespective of (i) adverse developments affecting the advisability of Elan's shareholders approving the Theravance agreement and/or (ii) a determination by the Elan board of directors that the Theravance transaction is not in the best interest of the Elan shareholders;

- Elan's board of directors cannot recommend Royalty Pharma's Offer at any price given that the Offer is conditioned on Elan shareholders voting against the Theravance transaction; and

- the failure of Elan's board of directors to comply with its obligation to recommend the Theravance transaction, or the decision of the Elan's board of directors to change or withdraw such an approval recommendation, could expose Elan to a Theravance claim for damages beyond the $10 million termination fee set forth in the agreement.

It appears from the terms of Elan's agreement with Theravance that Elan's board of directors must support the Theravance transaction no matter the terms of an alternative transaction. If true, please so state and explain how this is consistent with the Elan board's fiduciary duties to its shareholders. If you disagree with our understanding, please provide support for your conclusion and disclose the circumstances under which the Elan board could support a competing transaction.

*   *   *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the Company and its management are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the Company person acknowledging that:

- the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions to me at (202) 551-3444. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Perry J. Hindin

Perry J. Hindin
Special Counsel
Office of Mergers and Acquisitions